UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton
Response to Elliott Proposals
12 April 2017

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, which may include (without limitation) statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’, ‘future’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation may also include certain non-IFRS measures including Adjusted effective tax rate, Free cash flow, Gearing ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic (loss)/earnings per share, Underlying EBIT margin and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of any of the information in this presentation. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Response to Elliott Proposals
12 April 2017 2 bhpbilliton

We are well placed to create value
BHP Billiton makes decisions to optimise value in the long-term interests of all shareholders
• Simplification journey well advanced: productivity, organisation structure and portfolio rationalisation
• Meaningful progress in substantially growing the base value of our operations and delivering results for shareholders
• There is significant value still to come from assets and initiatives across the portfolio
• We are well placed to capitalise on these opportunities
• Petroleum, including US Petroleum, is core to the Group
• We expect to deliver material value going forward
• We have a disciplined, rigorous approach to capital allocation in place
• We have strengthened our balance sheet, reducing net debt from US$26.1 billion to US$20.1 billion over the 6 months to 31 December 2016
Response to Elliott Proposals
12 April 2017 3 bhpbilliton

Elliott’s proposals – our assessment
Unification
US Petroleum Demerger
Buybacks
Elliott Proposal
• UK incorporated NewCo (Australian tax resident) to own 100% of both Limited and Plc
• Primary LSE listing
• Secondary listing of CDIs on ASX
• Fully fungible
• Demerger of the Group’s Onshore US and Gulf of
Mexico deepwater assets into separate NYSE-listed vehicle
• Major discounted off-market buyback of at least US$6 billion
• Series of subsequent buybacks based on a formula
BHP Billiton Conclusions
• Costs significantly outweigh savings, no other material benefits
• Wastage of franking credits
• Off-market buybacks would be less attractive
• Unlikely to appeal to Limited shareholders
• Regulatory uncertainty
• Petroleum benefits the Group and vice versa
• Onshore benefits Conventional and vice versa
• Demerger has limited upside, significant downside risk
• Buybacks an important part of our capital allocation framework, but now is not the right time for a US$6 billion buyback
• DLC is not an impediment
• Mechanistic approach is not appropriate
Each of Elliott’s proposals could be implemented independently and the merits of each should be assessed standalone
Response to Elliott Proposals
12 April 2017 4 bhpbilliton

Our journey
We have built a stronger, more resilient company with a simpler portfolio that is positioned well for future economic cycles
Simplified portfolio
Simplified operating model Productivity improvements Additional low-cost capacity
Enhanced capital allocation framework Revised dividend policy Balance sheet continues to strengthen
Response to Elliott Proposals
12 April 2017 5 bhpbilliton

Productivity focus has delivered results
• Over US$11 billion of productivity gains delivered over past four years
• Productivity improvements and streamlined portfolio have improved margins
• Onshore US expected to be free cash flow positive in FY17 and poised for growth as prices recover
• Strong cash flows and strengthening balance sheet
Productivity improvements driving margins
(Underlying EBITDA margin, %)
60 30 0
FY13 FY14 FY15 FY16 H1 FY17
Number
41 41 28 28 26 of assets
EBITDA margin EBITDA margin ex-productivity1
1. Illustrative representation based on reported Revenue and Underlying EBITDA in each period less cumulative productivity gains since FY12.
Response to Elliott Proposals
12 April 2017 6 bhpbilliton

Disciplined, rigorous approach to capital allocation
Operating productivity
Capital productivity
Net operating cash flow
Maintenance capital
Strong balance sheet
Minimum 50% payout ratio dividend
Excess cash
Debt reduction
Additional Dividends
Buybacks
Organic Growth
Acquisitions/ (Divestments)
Maximise returns and value
Response to Elliott Proposals
12 April 2017 7 bhpbilliton

We have strengthened the balance sheet

- Net debt of US$20.1 billion at H1 FY17, down US$6 billion since FY16 year end
- ‘A’ credit rating maintained through the cycle, recently raised to stable outlook
- Creating flexibility to
  - invest
  - pay additional dividends
  - return capital
  - maintain strength through the cycle

Net debt has decreased and gearing has improved
(Net debt, US$ billion) (Gearing, %)


25.8
24.4
26.1
20.1
23.2%
25.7%
30.3%
24.3%
FY14
FY15
FY16
H1 FY17
Net debt
Net gearing

Response to Elliott Proposals
12 April 2017
8

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1. Our assessment of Elliott’s proposals

bhpbilliton
i. Unification
ii. US Petroleum demerger
iii. Buybacks

The DLC is not an impediment and has some advantages
• Our corporate structure has not impeded our ability to manage the business effectively or return capital to shareholders
• The DLC involves modest incremental costs and is more complex than a single-headed structure
• However, the DLC offers benefits that a single-headed structure would not. The DLC:
- enables efficient use of franking credits
- provides flexibility to buy back shares at the lowest price, either on-market in Plc or off-market in Limited, to maximise value for all shareholders - the DLC does not limit our ability to undertake off-market buybacks
- enables on-market buybacks of Plc shares via Limited without consuming distributable reserves of Plc
- offers full primary domestic listings on both the LSE and ASX, with a secondary listing on the JSE (Plc) and a US ADR program (Plc and Limited)1
- provides two acquisition currencies, in addition to cash
1. BHP Billiton Plc has a premium listing on the UK Listing Authority’s Official List and its ordinary shares are admitted to trading on the LSE.
Response to Elliott Proposals
12 April 2017 11 bhpbilliton

Unification proposal would be costly
We regularly review the DLC and have considered unification before
Costs of unification outweigh the savings
net costs1 of between US$1.3 billion and US$3.0 billion in value (US$0.24 to 0.56 per share)
in addition, South African shareholders (17% of the
BHP Billiton Plc register) will not obtain CGT roll-over relief and may need to pay tax
No other material benefits
there is very little that a single headed company could do that the DLC cannot any consideration of a US Petroleum demerger or buybacks not dependent on unification
Costs of proposal1
US$3.0 billion (US$0.56 per share)
Estimated costs US$1.3 billion
Potential additional costs US$1.7 billion
Benefits of proposal2 US$32 million (<US$0.01 per share)
Current Ongoing Costs of the DLC
Value estimate (US$m)
Legal 0.7
AGM 1.3
Accounting and Audit 0.4
Total per annum ~2.4
1. Based on preliminary analysis. Potential loss of value includes tax losses, capital gains tax, and stamp duty, in several countries including Australia and the UK. Not inclusive of transaction costs or potential wastage of franking credits.
2. Calculated based on annual costs of US$2.4 million per annum, 2% inflation in perpetuity (based on implied inflation from US Treasuries) and 10% nominal WACC (based on broker consensus from available brokers).
Response to Elliott Proposals
12 April 2017 12 bhpbilliton

Proposal would result in wastage of franking credits
• All dividends would be fully franked under Elliott’s unification proposal, including to existing Plc shareholders - most of whom cannot use them
If BHP Billiton were a single-headed company, US$7.3 billion of franking credits would have been paid to non-Limited shareholders since 2001 - most of whom cannot use them1 (FY16 Franking credit balance, US$ billion)2
Under Elliott’s proposal, a US$0.50 per share dividend would distribute US$0.4 billion of franking credits to ex-Plc shareholders3 (US$ billion)
10 5 0
9.7 2.4
With the DLC Without the DLC
Current Structure Unified Structure
3.0 1.5 0.0 0.7
2.7 2.7 1.1
Distributed to ex-Plc shareholders
Potential for Limited S/H to fully value
Cash Distributed Franking Credit Distributed Franking Credit Distributed
Cash Distributed
Limited and ex-Limited Plc and ex-Plc
• The DLC structure includes a DDS4 which uses franking credits, but any franking credit leakage via the DDS would be materially less than that expected under Elliott’s unification proposal
1. Assumes existing Limited shareholders are Australian tax resident and Plc shareholders are not Australian tax resident.
2. Franking Credit Balance as disclosed in the FY16 Financial Statements.
3. Analysis is illustrative only and does not represent actual dividends. “Current structure” assumes dividend to an existing Limited shareholder is fully franked; “unified structure” assumes all dividends are fully franked. Assumes existing Limited shareholders are Australian tax resident and Plc shareholders are not Australian tax resident. Assumes no DDS payment.
4. DLC Dividend Share.
Response to Elliott Proposals
12 April 2017 13 bhpbilliton

Unification is not required for off-market buybacks
• Since the DLC merger in 2001, the Group has returned ~50% of its underlying earnings to shareholders in the form of dividends and buybacks
- ~US$56bn in dividends
- ~US$23bn in buybacks (~US$13bn in off-market Limited buybacks)
Capital returned over time1 Dividends Buybacks On-Market Plc Buybacks Off-Market Ltd
(US$ billion) 14.9
15
6.3
10
8.0
2.8 6.3 3.6 6.0 6.2 6.4 6.5
4.6 4.6 0.1
5 4.0 3.1 4.1
3.2 2.9
1.6 5.9 6.2 6.4 6.5
0.8 0.8 1.5 1.8 0.4 3.1 4.6 4.6 5.1 4.1 0.7
0.8 0.0 0.8 1.5 1.4 1.9 2.3 0.7
0
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 H1 FY17
1. Cash returned to shareholders, as reported in each financial year. Excludes capital returns from demergers. Analysis does not include the interim dividend of 40 US cents per share paid on 28 March 2017, totalling c.US$2.1bn
Response to Elliott Proposals
12 April 2017 14 bhpbilliton

Proposal would make off-market buybacks less attractive

- Elliott's unification proposal could result in materially greater share capital and non-distributable profits that could not be distributed as franked dividends in off-market buybacks[1]
- This could significantly reduce the franked dividend component for any future off-market buybacks
- Future off-market buybacks could therefore diminish the value to participating shareholders

Lower franked dividend component…[1]
(%)



Frankable component
98%
2%
Frankable component
49%
51%
Today
Under Elliott's unification proposal

…means less attractive off-market buybacks[2]
(US$ per share – assumes buyback at US$20 per share)



28.40
8.40
19.60
0.40
24.20
4.20
9.80
10.20
15% less value
Today
Under Elliott's unification proposal

■ Unfrankable component of buy-back ■ Dividend component of buy-back ▨ Benefit from franking credit

1. Analysis is based on certain tax and accounting assumptions. Accounting assumptions: **Today**: Based on 30 June 2016 share capital and capital reserves of Ltd. **Under Elliott's unification proposal:** Assumes that (i) NewCo's share capital and capital reserves reflect Limited and Plc's net assets at 30 June 2016, (ii) all of Ltd and Plc's retained earnings at 30 June 2016 is paid up to NewCo, (iii) dividend from each of Ltd and Plc to NewCo is paid in cash and this meets the requirements of Tech 2 /10 for qualifying consideration such that the dividend creates distributable profits for NewCo, and (iv) NewCo's investment in each of Ltd and Plc is not impaired as a result of the payment of the dividends by Ltd and Plc to NewCo. Tax assumptions: (i) The share capital and capital reserves created in NewCo's accounts are unfrankable, and (ii) analysis is a preliminary BHP Billiton internal estimate.
2. Analysis is a preliminary BHP Billiton estimate and is illustrative only. It does not represent an actual buyback and is based on certain tax and accounting assumptions. Analysis indicatively illustrates a buyback at the same US$20 share price under the current DLC structure and post the Elliott unification proposal. Benefit from franking credit assumes an Australian tax resident shareholder that can capture all value associated with franking.

Response to Elliott Proposals
12 April 2017
15
bhpbilliton

Proposal unlikely to appeal to Limited shareholders
Even if NewCo trades at a blended Plc/Limited share price (as assumed by Elliott)
UK incorporated NewCo would trade higher than current Plc share price however, price of a NewCo CDI would be lower than the current Limited share price
In addition, transaction costs, wastage of franking credits and reduced attractiveness of off-market buybacks could cause the NewCo shares/CDIs to trade below the blended Plc/Limited share price
Long-term viability of the ASX listing is also a risk – trading could migrate to primary LSE listing meaning secondary trading of CDIs on ASX would diminish
Each of Plc and Limited shareholders would need to separately approve Elliott’s unification proposal
Share price
(US$)
Indicative value loss for Limited shareholders becoming holders in UK incorporated NewCo1
6.7% price decrease
0.24
1.00
18.47
17.23
Current Limited share price2
Net costs of unification
Movement to blended price
Blended Plc / Limited price
1. Assumes NewCo trades at the blended Limited/Plc share price. Includes impact of midpoint of estimated net costs of unification (US$1.3 billion). Not inclusive of transaction costs, impact of wastage of franking credits, or impact of reduced attractiveness of off-market buybacks.
2. Market data as at 7 April 2017.
Response to Elliott Proposals
12 April 2017 16 bhpbilliton

Proposal has regulatory uncertainty
• Under Elliott’s unification proposal, both Limited and Plc would become subsidiaries of a UK incorporated NewCo
– would require a number of approvals, including approval by the Foreign Investment Review Board (“FIRB”)
• Elliott’s unification proposal is inconsistent with the existing FIRB conditions that apply to BHP Billiton, including:
– Limited would no longer be the ultimate holding company of its Australian assets
– Limited would no longer be listed on the ASX (replaced by a secondary CDI of its new UK incorporated holding company)
• The secondary listing of CDIs on the ASX introduces the risk that trading may migrate to the primary LSE listing and could decrease the liquidity and relevance of the ASX listing over time
Response to Elliott Proposals
12 April 2017 17 bhpbilliton

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i. Unification
ii. US Petroleum demerger
iii. Buybacks

Petroleum is core to our strategy

- Aligned with our strategy of owning the best commodities, assets and capabilities
- Petroleum growth portfolio expected IRR > 25%[1]
- Large, quality shale resource delivers attractive returns and substantial option value
- Provides significant diversification benefits
  - superior margins and cash flow stability
  - lower cost of capital for BHP Billiton
  - greater competition for capital across the portfolio
- Fewer market share constraints when assessing growth options
- Talent, ideas and best practice flow across a more diverse Group

Petroleum is a high-margin business

(Average underlying EBITDA margin over last 5 years[2], %)



80
40
0
Coal
Copper
Iron Ore
Petroleum

Significant growth potential over the next decade[3]

(BHP Billiton production, MMboe)



300
200
100
0
FY17e
FY19e
FY21e
FY23e
FY25e
Onshore US gas
Onshore US liquids
Base
Mad Dog 2
Potential exploration success
Conventional in-fill
Onshore US

1. Ungeared, post-tax and nominal return, returns of projects from 1 Jan 17.
2. FY12 and FY13 data includes both Continuing and Discontinued operations. FY14, FY15 and FY16 data includes Continuing operations only.
3. Production estimates for FY18 onwards represents a scenario. Scenarios do not constitute guidance; actual production will be determined according to market conditions prevailing at the relevant time.

Response to Elliott Proposals

12 April 2017

19

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Petroleum benefits from being a part of BHP Billiton
• BHP Billiton’s scale and financial strength a key competitive advantage for Petroleum – successful Trion bid in Mexico – major capital projects like Mad Dog 2 – access to deepwater exploration position in Trinidad and Western Gulf to Mexico – ability to pursue value over volume approach in shale – economies of scale for general and administrative functions – global procurement model
– Health, Safety and Environment operating discipline – talent, ideas and best practice flow across BHP Billiton
Our major commodities experience largely weak or negative correlation
(Correlation frequency, %)
Brent
Henry Hub
Copper
Iron Ore
Copper
Iron Ore
100
50
0
2 yrs 20 yrs
2 yrs 20 yrs
2 yrs 20 yrs
2 yrs 20 yrs
Negative (<0) Weak/uncorrelated (0-0.5) Strong (>0.5)
Response to Elliott Proposals
12 April 2017 20 bhpbilliton

Onshore US – Free Cash Flow positive and positioned for growth
• Operating and capital productivity improvements continue to unlock value – increased investable inventory to >3,000 net wells delivering at least 15% IRR (at market prices >US$70 oil per bbl and US$4 gas per mcf) – secured Southern Delaware acreage before recent escalation in market (recent transactions at ~US$40 k/acre)
– Haynesville hedging has secured attractive returns between 25%-30% IRR at low risk
– 64% reduction in Black Hawk drilling costs1
– optimising Permian acreage ownership and midstream – asset trading to high grade positions and monetise long-dated options
1. Between FY13 and H1 FY17.
2. Cumulative production on single well basis calculated from total monthly production divided by well count for each operator. Peer selection based on well count, rig activity and offset acreage. Analysis excludes peers with less than five comparable wells.
3. Data normalised for 5,000 ft lateral length.
4. Peers are Conoco, EOG, Marathon and Pioneer.
5. Peers are Anadarko, Cimarex, EOG and RKI/WPX.
Black Hawk well performance relative to peers2, 3, 4
(cumulative production, gross condensate Mbbls)
200
150
100
50
0
0 1 2 3 4 5 6 7 8 9 10 11 12
Months from first production
BHP Billiton Peers
Permian Upper Wolfcamp well performance relative to peers2, 3, 5
(cumulative production, gross condensate Mbbls)
200
150
100
50
0
0 1 2 3 4 5 6 7 8 9 10 11 12
Months from first production BHP Billiton Peers
Source: IHS, BHP Billiton analysis.
Response to Elliott Proposals
12 April 2017 21 bhpbilliton

Demerger proposal has limited upside, significant downside risk
• Demergers can create value, but not in this case:
– our operating capabilities and capital allocation approach are competitive with any in the industry – demerger would not materially simplify BHP Billiton (unlike the demerger of South32) – the market has the information it needs to value the US Petroleum business – residual Petroleum business sub-scale – higher cost of capital for BHP Billiton and demerged business
• This proposed demerger would create significant risk for the demerged business: – would lose access to BHP Billiton’s balance sheet – would incur new costs in order to stand alone
• NYSE listing for US Petroleum would not suit all BHP Billiton shareholders – could result in material flowback – would crystalise value at the low point in the cycle for those forced to sell
Response to Elliott Proposals
12 April 2017 22 bhpbilliton

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i. Unification
ii. US Petroleum demerger
iii. Buybacks

Returns to shareholders are central to our capital allocation framework
We have returned almost the equivalent of our market capitalisation in dividends and buybacks1
BHP Billiton continues to generate material cash flow as a result of our simplification efforts, which provides capital allocation optionality
Capital allocation framework provides for debt reduction, incremental dividends, buybacks, growth and acquisitions to compete for excess free cash flow
Buybacks have been, and will continue to be, a core element of this framework
However, right now our balance sheet is a priority
– counter-cyclical approach requires investment to maximise value – flexibility at the bottom of the cycle, and discipline at the top – now is not the right time to conduct a US$6 billion buyback
A mechanistic approach is inappropriate for a cyclical resources company
1. Since the formation of the DLC – refer to slide 14. Dividends includes distribution of shares in South32 to BHP Billiton shareholders.
Response to Elliott Proposals
12 April 2017 24 bhpbilliton

Proposal would undo recent strengthening of balance sheet
Buyback would return net debt to historical levels...
(Net debt, US$ billion)
25.8 26.1 26.1
24.4
20.1
FY14 FY15 FY16 H1 FY17 H1 FY17
pro-forma for
US$6 billion
buy-back
...and negatively impact credit metrics and gearing
(Net debt / CY16 underlying EBITDA) (Net Gearing, %)
1.6x
1.2x
32%
24%
At H1 FY17
Pro-forma for
US$6 billion
buy-back
Net debt/EBITDA Net gearing
Response to Elliott Proposals
12 April 2017 25 bhpbilliton

A mechanistic approach to balance sheet management is inappropriate

- Elliott's suggestion that BHP Billiton should target 1.3x net debt/EBITDA (or similar) – and conduct regular buybacks with excess cash – is not appropriate for a cyclical mining business
- Based on this, BHP Billiton could have conducted ~US$20 billion of buybacks in FY12; however
  - no further buybacks would have been possible from FY13 onwards
  - debt (and net debt/EBITDA) would have reached unsustainable levels
  - credit metrics would have deteriorated placing the credit rating at risk
- This would also have resulted in buying back shares at the top of the cycle

Buybacks based on targeted 1.3x net debt / EBITDA

	FY12	FY13	FY14	FY15	FY16
Pro-forma net debt (US$ billion)	43.9	55.5	49.6	47.5	51.5
Actual net debt (US$ billion)	23.6	29.1	25.8	24.4	26.1



$20.3 billion
1.3x
2.0x
1.5x
2.2x
4.2x
2.1x
1.3x
Elliott proposed target
0.7x
1.0x
0.8x
1.1x
FY12
FY13
FY14
FY15
FY16
Buy-backs
Net debt/EBITDA (actual)
Net debt/EBITDA (pro-forma)

Implied credit metrics
(S&P Adjusted FFO/debt)



75%
50%
65%
57%
32%
46%
27%
37%
32%
16%
FY12
FY13
FY14
FY15
FY16
Implied FFO/debt¹
Actual FFO/debt

Source: BHP Billiton Annual Reports, Standard & Poors.
Note: Analysis assumes a buyback conducted at the end of each financial year targeting 1.3x net debt / EBITDA based on reported LTM EBITDA at that date. If net debt / EBITDA exceeds 1.3x, assumes no buyback was conducted. Historical movements in net debt used as a proxy for cashflow in each period, adjusted for incremenetal interest cost on additional net debt.
1. Based on Elliott targeted 1.3x net debt/EBITDA.

Response to Elliott Proposals
12 April 2017
26
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3. Conclusion

We are on the right path
BHP Billiton is now a stronger, simpler, more resilient company, well-positioned for the future
We have been on a value-driven simplification journey for many years and this will continue in the years ahead
We are well-positioned to deliver additional value to our shareholders, with a strong balance sheet and robust capital allocation framework
We regularly review all opportunities to create value, including the proposals presented by Elliott, and we are confident we are on the right path
Response to Elliott Proposals
12 April 2017 28 bhpbilliton

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 12, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary